19th Floor, High Street Tower

125 High Street

Boston, MA  02110-2736

617.204.5100

Fax 617.204.5150

April 2, 2015

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Collegium Pharmaceutical, Inc. Draft Registration Statement on Form S-l Submitted March 3, 2015 CIK No. 0001267565

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Collegium Pharmaceutical, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated March 30, 2015 (the “Comment Letter”) in connection with the Company’s Draft Registration Statement on Form S-1 (the “DRS”), as submitted in confidential draft format to the SEC on March 3, 2015, as permitted by Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 106(a) of the Jumpstart Our Business Startups Act of 2012.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement on Form S-1, which is being publicly filed on EDGAR concurrently with this response letter (the “Registration Statement”). All page number references in the Company’s responses are to page numbers in the amended Registration Statement.

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York		Pittsburgh
Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

Prospectus Summary, page 1

Overview, page 1

1.                                      Please provide a brief explanation of how a product candidate receives Fast Track status and what the benefits of receiving Fast Track status are.

In response to the Staff’s comment, the Company has revised the disclosure in the Business section on page 124 of the Registration Statement to include a more detailed explanation of Fast Track status and the benefits related thereto.

2.                                      Please explain what the p-value indicated at page 3 indicates about the significance of the results obtained from the randomized Phase 3 clinical trial for XTAMPZA.  Please also define the term “p-value.”

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Registration Statement to define the term “p-value” and explain the relevance of the p-value obtained in the randomized Phase 3 clinical trial for Xtampza. The Company has removed the reference to p-value on page 3 of the Registration Statement.

DETERx Pipeline, page 5

3.                                      Please revise the arrow indicating the development status of XTAMPZA ER so that it extends to the beginning of the NDA section.  In this regard, such revision would clarify that your NDA has only been recently accepted by the FDA for review.  Please also apply this revision to your pipeline table on page 88.

In response to the Staff’s comment, the Company has revised the pipeline table on pages 6 and 91 of the Registration Statement to clarify the development status of Xtampza ER.

Use of Proceeds, page 57

4.                                      Please provide more detail in your first bullet point as to what you expect “development of [your] commercial infrastructure” will include.  In this regard, we note your disclosures elsewhere in the filing that you intend to establish sales, marketing and reimbursement functions to commercialize XTAMPZA in the United States and to utilize a sales team to detail XTAMPZA to physician, nursing homes, hospices, and other institutions.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement to provide additional detail on the expected use of proceeds with respect to the development of the Company’s commercial infrastructure for marketing Xtampza. In response to the Staff’s comment, the Company also made corresponding changes to page 9 of the Registration Statement.

5.                                      We note that you intend to allocate funds to conduct your planned Phase 1 clinical trial for your second product candidate.  Please disclose to what stage of development the expenditure of such funds is expected to bring your second product candidate (e.g., through completion of the clinical trial)

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement to describe that the offering proceeds to be used for the clinical development of the Company’s second product candidate are intended to fund through its Phase 3 clinical trial (including Phase 1 bioequivalence clinical trials and abuse-deterrence studies and clinical trials). In response to the Staff’s comment, the Company also made corresponding changes to page 9 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 68

6.                                      Please revise your disclosures to include a discussion for how management estimated the fair value of the Company’s common stock, including, but not limited to, the valuation model used, the assumptions used in the model, and the dates the valuations were performed.  We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features.  Once you have an estimated offering price, please provide us with an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

In response to the Staff’s comment, the Company has revised the disclosure on pages 70 to 74 of the Registration Statement to include a discussion of management’s estimates of the fair value of the Company’s common stock.

Business, page 81

Our Solution: The DETERx Platform Technology, page 86

Overview, page 86

7.                                      In the graphic that appears on page 86, please define the abbreviation “API.”

In response to the Staff’s comment, the Company has revised the graphic on page 89 of the Registration Statement by deleting the abbreviation “API.”

Clinical Development page 90

8.                                      Please explain the concept of “statistical significance” at its first use on page 91.  Please also explain how “p-value” is used to measure statistical significance.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Registration Statement to explain the concept of “statistical significance” and also explain how “p-value” is used to measure statistical significance.

9.                                      There are several places in this section where you use the term “significantly” to describe differences between your product candidate and the comparator used in your clinical trials.  As this descriptor has a specific meaning in the context of clinical trial results (i.e., statistically significant), please provide the relevant p-values where you discuss “significant” differences in results.  In the alternative, please delete references to “significant” differences.

In response to the Staff’s comment, the Company has revised the disclosures on pages 95, 99, 100, 102, 103, 109, 113 and 115 of the Registration Statement to either include p-values or remove references to “significant” results where such term was not intended to indicate statistical significance.

10.                               In your discussion of attempts to vaporize XTAMPZA, OxyContin OP, and a marketed immediate-release form of oxycodone on page 95, please disclose how the amounts of oxycodone available using this method compare across all three products.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Registration Statement to include quantitative disclosure of the impact of vaporization on the amounts of oxycodone available with respect to each of the three products tested in the preclinical study.

11.                               Please define the term “HAP” at its first use.

In response to the Staff’s comment, the Company has revised its disclosure on page 99 of the Registration Statement to include a definition of “HAP.”

Intellectual Property, page 112

12.                               Please disclose the type(s) of patent protection that you have for your issued patents (e.g., method, use, etc.).

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Registration Statement to disclose the types of patent protection that the Company has with respect to each of its issued patents.

General

13.                               Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including.  If you intend to use any additional images, please provide us proofs of such materials.  Please note that we may have comments regarding this material.

The Company advises the Staff that it does not currently intend to include any additional graphic, visual or photographic information in the prospectus other than those that are presently included in the Registration Statement. If, following, the date of this response letter, the Company decides to include additional graphic, visual or photographic information in the prospectus, it will provide proofs of such information to the Staff as soon as practicable and prior to its use.

14.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that it is supplementally providing the Staff with copies of slide deck presentations used in meetings with potential investors in reliance on Section 5(d) of the Securities Act.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you are your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4241.

Sincerely,

/s/ Steven J. Abrams

Steven J. Abrams

cc:                                Via E-mail

Michael T. Heffernan, R.Ph.
Paul Brannelly
Robert Y. Chow, Esq.